     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2000
                                                           REGISTRATION NO. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                    FORM S-6

                        --------------------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                        --------------------------------
--------------------------------------------------------------------------------


A.       EXACT NAME OF TRUST:
                      TIERS SM CORPORATE-BACKED TRUST, SERIES 1

B.       NAME OF DEPOSITOR:
                            STRUCTURED PRODUCTS CORP.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:
                            STRUCTURED PRODUCTS CORP.
                        390 Greenwich Street - 6th floor
                               New York, NY 10013

D.       NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                MATTHEW R. MAYERS                               COPY:
        390 Greenwich Street - 6th Floor                 ROSE F. DIMARTINO, ESQ.
               New York, NY 10013                          787 Seventh Avenue
                                                           New York, NY 10019
E.       TITLE OF SECURITIES BEING REGISTERED:

         An indefinite number of Certificates pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

         As soon as practicable after the effective date of the Registration Statement.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 TIERS SM Corporate-Backed Trust, Series 1
                              Cross Reference Sheet
                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933
                 (Form N-8B-2 Items required by Instructions as
                         to the Prospectus in Form S-6)
      Form N-8B-2                                             Form S-6
      Item Number                                       Heading in Prospectus

                     I. Organization and General Information

1.   (a) Name of Trust......................     Cover pages.

     (b) Title of Securities issued.........     Cover pages.

2.   Name and address of each depositor.....     The Depositor; Part II, B.

3.   Name and address of trustee............     Description of the Trust
                                                 Agreement; Part II, B.

4.   Name and address of principal
     underwriter............................     Method of Distribution.

5.   State of organization of trust.........     Formation of the Trust.

6.   Dates of execution and termination
     of trust agreement.....................     Formation of the Trust;
                                                 Description of the Trust
                                                 Agreement--Termination
                                                 of the Trust.

7.   Changes of name........................     Not applicable.

8.   Fiscal year............................     Records and Reports.

9.   Litigation.............................     Formation of the Trust.

                    II. General Description of the Trust and
                             Securities of the Trust

10.  (a) Registered or bearer
         securities.........................      Description of the
                                                  Certificates--Book-entry
                                                  Certificates.

     (b) Cumulative or distributive
         securities..........................     Description of the
                                                  Certificates--Distributions.

     (c) Redemption..........................     Description of the
                                                  Certificates--Redemption
                                                  Right.

     (d) Conversion, transfer, etc...........     Description of the
                                                  Certificates--Book-entry
                                                  Certificates.

     (e) Periodic payment plan...............     Not applicable.

     (f) Voting rights.......................     Description of the Trust
                                                  Agreement--Voting Rights,--
                                                  Voting of Underlying
                                                  Debentures.

     (g) Notice to certificateholders........     Description of the
                                                  Certificates--Modifications
                                                  or Amendments.

     (h) Consents required...................     Description of the
                                                  Certificates--Registration
                                                  of Trustee.

     (i) Other provisions....................     Not applicable.

11.  Type of securities comprising units.....     Description of the Underlying
                                                  Debentures; Appendix A.

12.  Certain information regarding periodic
      payment certificates...................     Not applicable.

13.  (a) Load, fees, expenses, etc...........     Summary--Underwriting Fees;
                                                  Description of the Underlying
                                                  Debentures--Underwriter's
                                                  Profits.

     (b) Certain information regarding
         periodic payment certificates.......     Not applicable.

     (c) Certain percentages.................     Not applicable.

     (d) Certain differences in prices.......     Not applicable.

     (e) Certain other fees, etc. payable
         by holders..........................     Description of the
                                                  Certificates--Trustee Fees
                                                  Upon Redemption of
                                                  Certificates or Issuance of
                                                  Additional Certificates.

     (f) Certain other profits...............     Risk Factors--Possible
                                                  Conflicts of Interest;
                                                  Description of the Underlying
                                                  Debentures--The Underwriter
                                                  and the Underlying Issuers.

     (g) Ratio of annual charges to income.....   Not applicable.

14.  Issuance of trust's securities............    Description of the
                                                   Certificates--Book-entry
                                                   Certificates.

15.  Receipt and handling of payments from
     purchasers................................    Use of Proceeds; Method
                                                   of Distribution.

16.  Acquisition and disposition of
     underlying securities...................      Formation of the Trust;
                                                   Description of the
                                                   Certificates--In-Kind
                                                   Distribution of Underlying
                                                   Debenture Following Rating
                                                   Downgrade, Payment Default
                                                   or Acceleration.

17.  Withdrawal or redemption................      Description of the
                                                   Certificates--Redemption
                                                   Right.

18.  (a) Receipt, custody and
         disposition of income...............      Description of the
                                                   Certificates--Distributions.

     (b) Reinvestment of distributions.......      Not applicable.

     (c) Reserves or special funds...........      Not applicable.

     (d) Schedule of distributions...........      Not applicable.

19.  Records, accounts and reports...........      Records and Reports.

20.  Certain miscellaneous provisions
     of trust agreement(a) and (b) Amendment
     and Termination.........................      Description of the Trust
                                                   Agreement--Modifications
                                                   or Amendments.

     (c) and (d) Trustee, removal
     and successor...........................      Description of the Trust
                                                   Agreement--Resignation of
                                                   Trustee.

     (e) and (f) Depositor, removal and
     successor...............................      Not applicable.

21.  Loans to security holders...............      Not applicable.

22.  Limitations on liability................      Description of the Trust
                                                   Agreement--the Trustee;
                                                   Miscellaneous;

23.  Bonding arrangements....................      Part II, A. I.

24.  Other material provisions of
     trust agreement.........................      Not applicable.

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.  Organization of depositor................    The Depositor.

26.  Fees received by depositor...............    Not applicable.

27.  Business of depositors.......................    The Depositor.

28.  Certain information as to officials
     and affiliated persons of depositors.........    Part II. A. III.

29.  Voting securities of depositor...............    Part II. A. III.

30.  Persons controlling depositor................    Not applicable.

31.  Payments by depositor for certain
     services rendered to trust...................    Not applicable.

32.  Payments by depositor for certain
     other services rendered to trust.............    Not applicable.

33.  Remuneration of employees of depositor
     for certain services rendered to trust.......    Not applicable.

34.  Remuneration of other persons for
     certain services rendered to trust...........    Not applicable.

                  IV. Distribution and Redemption of Securities

35.  Distribution of trust's securities
     by states....................................    Not applicable.

36.  Suspension of sales of trust's securities....    Not applicable.

37.  Revocation of authority to distribute........     Not applicable.

38.  (a) Method of distribution...................     Method of Distribution.

     (b) Underwriting agreements..................     Method of Distribution.

     (c) Selling agreements.......................     Not applicable.

39.  (a) Organization of principal underwriter....     Method of Distribution.

     (b) NASD membership of principal
         underwriter..............................     Method of Distribution.

40.  Certain fees received by principal
     underwriters................................    Not applicable.

41.  (a)  Business of each principal
          underwriter............................    Method of Distribution.

     (b)  Branch offices of each
          principal underwriter..................    Not applicable.

     (c)  Salesmen of each principal
          underwriter............................    Not applicable.

42.  Ownership of trust's securities
     by certain persons..........................    Not applicable.

43.  Certain brokerage commissions
     received by principal underwriters...........   Not applicable.

44.  (a)  Method of valuation....................     Description of
                                                      Certificates--General.

     (b)  Schedule as to offering price..........     Not applicable.

     (c)  Variation in offering price to
          certain persons........................     Not applicable.

45.  Suspension of redemption rights.............     Not applicable.

46.  (a)  Redemption valuation...................     Description of the
                                                      Certificates--In-Kind
                                                      Distribution of Underlying
                                                      Debenture Following
                                                      Downgrade, Payment Default
                                                      or Acceleration.

     (b)  Schedule as to redemption price........     Not applicable.

47.  Maintenance of position in underlying
     securities..................................     Not applicable.

                      V. Information Concerning the Trustee
                                  or Custodian

48.  Organization and regulation of trust........     Description of the Trust
                                                      Agreement--The Trustee.

49.  Fees and expenses of trustee................      Description of the Trust
                                                       Agreement--The Trustee;
                                                       Description of the
                                                       Certificates--Trustee
                                                       Fees Upon Redemption of
                                                       Certificates or Issuance
                                                       of Additional
                                                       Certificates.

50.  Trustee's lien..............................      Not applicable.

                     VI. Information Concerning Insurance of
                              Holders of Securities

51.  Insurance of holders of trust's
     securities...........................      Not applicable.

                            VII. Policy of Restraint

52.  (a) Provisions of trust agreement
         with respect to selection or
         elimination of underlying
         securities............................      Description of the
                                                     Certificates--In-Kind
                                                     Distribution of Underlying
                                                     Debenture Following
                                                     Downgrade, Payment Default
                                                     or Acceleration.

     (b) Transactions involving elimination
         of underlying securities...............    Not applicable.


     (c) Policy regarding substitution
         or elimination of underlying
         securities.............................     Description of the
                                                     Certificates--In-Kind
                                                     Distribution of Underlying
                                                     Debenture Following
                                                     Downgrade, Payment Default
                                                     or Acceleration.

     (d) Fundamental policy not otherwise
         covered.............................      Not applicable.

53.  Tax status of Trust.....................      Certain Federal Income Tax
                                                   Considerations.

                   VIII. Financial and Statistical Information

54.  Trust's securities during last ten
     years....................................      Not applicable.

55.  Periodic plan transcript.................      Not applicable.

56.  Certain information regarding
     periodic payment certificates............     Not applicable.

57.  Periodic plan certificate terminations...     Not applicable.

58.  Periodic plan certificate non-payments...    Not applicable.

59.  Financial statements.....................     Report of Independent
                                                   Accountants; Statement
                                                   of Condition as of
                                                   April __, 2000

         The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

================================================================================

                   Subject to Completion, Dated April 19, 2000

--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------

                    Structured Products Corp., the Depositor
                 $______ TIERS SM Corporate-Backed Certificates

                                    issued by

                    TIERS SM Corporate-Backed Trust, Series 1

                              ---------------------

     The Trust will issue a single class of Certificates, which will represent interests in the Trust and will be paid only from the assets of the Trust. The Trust will own the debentures described on Appendix A (the "Underlying Debentures"), and all future payments of interest and principal due on the Underlying Debentures, as described in this Prospectus.

     The Certificates will evidence the right to receive semi-annual distributions on the principal amount of your Certificates at an interest rate of __% per annum and the right to receive your pro rata amount of a single payment of principal due on the Underlying Debentures on ____________ or on such earlier date as described in this Prospectus. The Certificates will represent interests in the Trust only and will not represent an interest in or obligations of any other party. No governmental agency or instrumentality has insured or guaranteed the Certificates or the Underlying Debentures.

     You should fully consider the risk factors on pages __ in this Prospectus prior to investing in the Certificates.

--------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                             ---------------------

     The Certificates are offered by Salomon Smith Barney Inc. (the "Underwriter") subject to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Underwriter proposes to offer the Certificates at 100% of their principal amount.

     It is expected that delivery of the Certificates will be made in book-entry form through the facilities of The Depository Trust Company on or about ______ __, 2000.

"TIERSSM" is a service mark of Salomon Smith Barney Inc.

                              --------------------

                              Salomon Smith Barney

______, 2000

                                TABLE OF CONTENTS
                                                                            Page

INFORMATION ABOUT CERTIFICATES................................................11
SUMMARY.......................................................................12
RISK FACTORS..................................................................17
FORMATION OF THE TRUST........................................................18
THE DEPOSITOR.................................................................19
USE OF PROCEEDS...............................................................19
THE UNDERLYING ISSUERS........................................................19
DESCRIPTION OF THE UNDERLYING DEBENTURES......................................20
DESCRIPTION OF THE CERTIFICATES...............................................21
DESCRIPTION OF THE TRUST AGREEMENT............................................24
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.....................................27
METHOD OF DISTRIBUTION........................................................27
RATINGS.......................................................................28
RECORDS AND REPORTS...........................................................28
MISCELLANEOUS.................................................................29
INDEX OF TERMS................................................................30


APPENDIX A--Description of Underlying Debentures.............................A-1
APPENDIX B--Report of Independent Accountants; Statement of
  Condition as of April __, 2000.............................................B-1

                         INFORMATION ABOUT CERTIFICATES

     You can find a listing of the pages where capitalized terms used in this Prospectus are defined under the caption "Index of Terms" on page __.

     You should rely only on the information contained in this Prospectus. Neither the Depositor nor the Underwriter has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Depositor nor the Underwriter is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover only.

                                     SUMMARY

     This summary does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of the Certificates, you should read the Trust Agreement in full.

Establishment of the Trust....... Structured Products Corp., the Depositor, has
                                  established a Trust designated as TIERS SM
                                  Corporate-Backed Trust, Series 1. The assets of the Trust will consist of the Underlying Debentures described on Appendix A, and payments of principal and interest made on the Underlying Debentures as discussed in more detail under "Description of the Certificates."

                                  The assets of the Trust will be unmanaged, i.e., the Underlying Debentures may not be sold and no new security may be added. However, the Trust's assets and the aggregate principal amount of outstanding Certificates may decrease or increase as a result of in-kind withdrawals and deposits of the Underlying Debentures during the life of the Trust. See "Description of the Certificates-- Redemption Right" and "Description of the Certificates--Issuance of Additional
                                  Certificates Upon Deposit of Additional
                                  Underlying Debentures."

Purpose of the Trust............. [to come]

Offered Securities............... The Trust will issue the Certificates in a single class. Each $____ principal amount of Certificates represents $_____ principal amount of each of the Underlying Debentures.

                                  As a holder of Certificates, you will have the right to receive from the Trust:

                                  o periodic distributions of interest on the principal amount of your Certificates accruing from the Closing Date at a rate of __% per annum, on each [___] and [____], commencing on [____], until the Final Scheduled Distribution Date or the date the principal amount of your Certificates is paid in full as described below;

                                  o your pro rata share of a single payment of principal of $_____ on [_____] (the "Final Scheduled Distribution Date"), which is also the maturity date of each of the Underlying Debentures; and

                                  o your pro rata share of any other payments that may be made on the Underlying Debentures.

Public Offering Price............ 100% of the principal amount of the Certifi-
                                  cates, or $____ per Certificate. The public offering price equals the average price that the Trust paid for the Underlying Debentures on the Closing Date. Because the Trust will not issue or redeem Certificates after the Closing Date for cash, the net asset value of the Trust will not published or calculated by the Trustee, the Depositor, the Underwriter or any other party.

Underlying Debentures............ The Underlying Debentures are described in
                                  Appendix A hereto and consist of obligations of the following issuers (the "Underlying Issuers"):

                                  [-----------]
                                  [-----------]

                                  Each of the Underlying Debentures was
                                  purchased by the Trust in the initial offering of the Underlying Debentures by the Underlying Issuers.

Redemption Right................. A holder of the Certificates may redeem its
                                  Certificates for its pro rata share of the Underlying Debentures by delivering a proper notice of redemption and Certificates in minimum denominations or integral multiples thereof to the Trustee during the Trustee's normal business hours. At the time of the redemption, the holder must pay the Trustee's fees and expenses incurred in connection with the redemption. See "Description of the Certificates--Trustee Fees Upon Redemption of Certificates or Issuance of Additional Certificates." A redeeming Certificateholder should receive the Underlying Debentures no later than the Business Day after the Trustee receives a proper notice of redemption and delivery of the Certificates. Certificates may be redeemed only in minimum denominations. Certificates may not be redeemed for cash.

Underwriting Fees................ If you purchase Certificates in the initial public offering from the Underwriter, you will not pay any sales charge or underwriting commission. If you purchase Certificates in the secondary market from the Underwriter, the Underwriter may charge you sales charges and certain other fees and may earn amounts based on the bid/asked spread of Certificates bought and sold by it in the secondary market. In addition, you may be charged sales charges or other fees by your broker if it is other than the Underwriter.

Trust Fees and Expenses.......... The Depositor will bear all of the Trust's ordinary operating expenses, including
                                  Trustee's fees, Securities and Exchange
                                  Commission registration fees, accounting and legal fees and printing costs.

Issuance of Additional
Certificates Upon Deposit of
Additional Underlying
Debentures....................... After the initial public offering, you may acquire Certificates in two ways:

                                  o through an in-kind deposit of the required amount of Underlying Debentures with the Trustee, or

                                  o through a cash purchase in the secondary market.

                                  At any time after the initial offering, you may deposit the required principal amount of each of the Underlying Debentures with the Trustee during the Trustee's normal business hours in exchange for Certificates in a principal amount equal to sum of the principal amounts of the Underlying Debentures deposited with the Trustee. At the time of the deposit, the person making the deposit must pay the Trustee's fees and expenses incurred in connection with the deposit. See "Description of the Certificates--Trustee Fees Upon Redemption of Certificates or Issuance of Additional Certificates." Certificateholders should receive the Certificates no later than the Business Day after the Trustee receives a proper notice of deposit and delivery of the Underlying Debentures. Any such additional Certificates issued will rank pari passu with the initial Certificates.

In-Kind Distribution of
Underlying Debentures
Following Rating Downgrade,
Payment Default or
Acceleration..................... If a Rating Downgrade, Payment Default or an
                                  Acceleration (each as defined herein) occurs with respect to any of the Underlying Debentures, the Trustee will make an in-kind distribution of such Underlying Debenture to the holders of Certificates on a pro rata basis according to the principal amount of Certificates held.

Trustee and Trust Agreement...... U.S. Bank Trust National Association will act as Trustee pursuant to a trust agreement dated as of the Closing Date. You may inspect the trust agreement and any supplement to it at the office of the Trustee at 100 Wall Street, Suite 1600, New York, NY 10005. In general, the Trustee has the right to vote and give consents and waivers in respect of the Underlying Debentures.

Denominations; Specified
Currency......................... Certificates will be issued in minimum denominations of $_____ and integral multiples thereof. Distributions paid on the Certificates will be paid in United States dollars.

Registration, Clearance and
Settlement....................... Your Certificates will be registered in the name of Cede & Co., as the nominee of The
                                  Depository Trust Company.

Tax Considerations............... Willkie Farr & Gallagher, counsel to the
                                  Depositor, is of the opinion that under
                                  existing law (1) the Trust will be a grantor trust and not a partnership or an association taxable as a corporation; and (2) your Certificates will represent beneficial interests in the Underlying Debentures. For information reporting purposes, interest payments on the Underlying Debentures will be reported as interest and not original issue discount and will be included in your income as it is paid (or, if you are an accrual method taxpayer, as it is accrued) as interest (and not as original issue discount).

Ratings.......................... It is a condition to issuance of the Certifi-
                                  cates that they be rated "__" and "___" by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services, respectively.

Listing.......................... The Certificates have been approved for listing on the New York Stock Exchange under the symbol "__", subject to official notice of issuance.

Risk Factors..................... The Certificates are subject to a number of risks.  See "Risk Factors".

                                  RISK FACTORS

     An investment in the Certificates entails certain risks. You should consider the following factors in deciding whether to purchase the Certificates:

1. No Investigation of the Underlying Debentures or the Underlying Issuers has been made by the Depositor, the Underwriter or Trustee. None of the Depositor, the Underwriter or the Trustee has made, or will make, any investigation of the business condition, financial or otherwise, of any Underlying Issuer, or verify any reports or information filed by any Underlying Issuer with the Securities and Exchange Commission (the "Commission") or otherwise made available to the public. It is strongly recommended that prospective investors in the Certificates consider publicly available financial and other information regarding each Underlying Issuer. See "The Underlying Issuers," "Description of the Underlying Debentures," and "Appendix A--Description of Underlying Debentures."

2. Underlying Issuers are the Only Payment Source. None of the Depositor, the Underwriter, the Trustee or any of their affiliates are liable for any default or defect in any Underlying Debenture. The payments made by the Underlying Issuers on the Underlying Debentures are the only source of payment for your Certificates. Each Underlying Issuer is subject to laws permitting bankruptcy, moratorium, reorganization or other actions; should an Underlying Issuer experience financial difficulties, this could result in delays in payment, partial payment or non-payment of your Certificates. In the event of nonpayment on the Underlying Debentures by an Underlying Issuer, you will bear the risk of such nonpayment. Because the assets of the Trust are unmanaged, the Trust will retain an Underlying Debenture despite adverse developments relating to its Underlying Issuer. However, if a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will make an in-kind distribution of such Underlying Debenture to the holders of Certificates on a pro rata basis according to the principal amount of Certificates held. See "Description of the Certificates--In-Kind Distribution of Underlying Debenture Following Rating Downgrade, Payment Default or Acceleration."

3. No Assurance of Secondary Market Liquidity. There is no assurance that any secondary market will develop or be maintained for the Certificates even though the Certificates will be listed on the New York Stock Exchange. The Underwriter currently intends, but is not obligated, to make a market in the Certificates. If a secondary market does develop, there can be no assurance that it will provide Certificateholders with liquidity or that it will continue for the life of the Certificates. However, Certificateholders may redeem their Certificates and obtain their pro rata share of the Underlying Debentures at any time. See "Description of the Certificates--Redemption Right."

4. Limited Liquidity of Underlying Debentures. The Underlying Debentures are being issued by each of the Underlying Issuers for purposes of being purchased by the Trust on the Closing Date, and all of the Underlying Debentures will be held by the Trust. Accordingly, there is no trading market for the Underlying Debentures and, if a Certificateholder redeems its Certificates for its pro rata share of the Underlying Debentures or receives an in-kind distribution of an

     Underlying Debenture following a Rating Downgrade, Payment Default or Acceleration, there can be no assurance that a secondary market will develop that will allow such Certificateholder to dispose of the Underlying Debentures.

5. Fluctuation in Certificate Value. The value of the Certificates will fluctuate and may be adversely affected by increasing interest rates as well as the financial condition of the Underlying Issuers of the Underlying Debentures. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Trust cannot predict the direction or scope of any future fluctuations. In addition, because of the possibility of distributions of the Underlying Debentures to holders exercising the in-kind redemption right, the size of the Trust may change at any time. Because of fluctuations in Certificate value, the sale price of your Certificates or the value of Underlying Debentures received in an in-kind redemption may be less than the cost of your Certificates.

6. Changes in the Size and Composition of the Trust May Adversely Affect Liquidity. The size and composition of the Trust may change over time. The size of the Trust will be affected by the level of redemptions of Certificates that may occur from time to time. This will depend upon the number of investors seeking to redeem their Certificates. In addition, the size of the Trust will be reduced upon the in-kind distribution of an Underlying Debenture following a Rating Downgrade, Payment Default or Acceleration with respect to any of the Underlying Debentures. The liquidity of the Certificates could be adversely affected should the size of the Trust materially decrease.

7. Possible Conflicts of Interest. The Underwriter, the Depositor and their affiliates may engage in investment banking and other activities or may provide services to the Underlying Issuers in connection with their businesses. In addition, the Underwriter will receive fees for acting as underwriter or placement agent in connection with the acquisition of the Underlying Debentures by the Trust. These activities may result in conflicts of interest with respect to the financial interest of the Underwriter, the Depositor and their affiliates, on the one hand, and the initial selection of the Underlying Debentures, on the other hand.

                             FORMATION OF THE TRUST

     Structured Products Corp. (the "Depositor") intends to establish a unit investment trust, designated as TIERSSM Corporate - Backed Trust, Series 1 (the "Trust") under New York law pursuant to a Trust Agreement to be dated as of the Closing Date (the "Trust Agreement"). Concurrently with the execution and delivery of the Trust Agreement, the Depositor will deposit or cause to be deposited the proceeds from the offering of the Certificates in an amount sufficient for the Trust to purchase the debentures described on Appendix A hereto (collectively, the "Underlying Debentures") issued by issuers identified thereon (each, an "Underlying Issuer"). The Trustee, on behalf of the Trust, will purchase such Underlying Debentures and will deliver the Certificates to or upon the order of the Depositor. The "Closing Date" means the date the Trust purchases the Underlying Debentures and delivers the Certificates to or upon the order of the Depositor. The assets of the Trust will consist of the Underlying Debentures and payments of principal and interest made by an Underlying Issuer on an Underlying Debenture as discussed in more detail under "Description of the Certificates." The Underlying Debentures will be purchased by the Trustee, on behalf of the Trust, in connection with the initial issuance of the Underlying Debentures by the Underlying Issuers. The Trustee will hold the Underlying Debentures for the benefit of the holders of the Certificates (the "Certificateholders").

     The Depositor does not know of any pending litigation as of the date of this Prospectus which might reasonably be expected to have a material adverse effect upon the Trust.

                                  THE DEPOSITOR

     The Depositor was incorporated in the State of Delaware on November 23, 1992, as an indirect, wholly-owned, limited-purpose finance subsidiary of Salomon Smith Barney Holdings Inc. The Depositor does not engage in any business or other activities other than issuing and selling securities from time to time and acquiring, owning, holding, pledging and transferring assets in connection therewith or with the creation of a trust and in activities related or incidental thereto. The Depositor does not have, nor is it expected to have, any significant unencumbered assets. The Depositor's principal executive offices are located at 390 Greenwich Street, 6th floor, New York, New York 10013 (telephone
(212) 723-9654).

     The Depositor has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Trust portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on the Trust and to provide guidance to these persons regarding standards of conduct consistent with the Depositor's responsibilities to the Trust.

                                 USE OF PROCEEDS

     The net proceeds to be received by the Trust from the sale of the Certificates will be used by the Trust to purchase the Underlying Debentures, which, after the purchase thereof, together with principal and interest thereon, will be the sole assets of the Trust.

                             THE UNDERLYING ISSUERS

     This Prospectus does not provide information with respect to any Underlying Issuer. No investigation has been made of the financial condition or creditworthiness of any Underlying Issuer or any of its subsidiaries in connection with the issuance of the Certificates. None of the Depositor, the Underwriter or the Trustee is an affiliate of any Underlying Issuer.

     Each Underlying Issuer is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by an Underlying Issuer with the Commission pursuant to the informational requirements of the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, John C. Kluczynski Federal Building, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be maintained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site at http://www.sec.gov containing reports, proxy statements and other information regarding registrants. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, on which one or more of an Underlying Issuer's securities are listed.

     This Prospectus, the Underlying Debentures Prospectuses and the Underlying Debentures Registration Statements describe the material terms of the Underlying Debentures. This Prospectus is qualified in its entirety by, and should be read in conjunction with, (i) the Underlying Debentures Prospectuses and (ii) the Underlying Debentures Registration Statements. No representation is made by the Trust, the Trustee, the Underwriter or the Depositor as to the accuracy or completeness of the information contained in the Underlying Debentures Prospectuses or the Underlying Debentures Registration Statements.

                    DESCRIPTION OF THE UNDERLYING DEBENTURES

     The Underlying Debentures were issued by the Underlying Issuers directly to the Trust and are listed on Appendix A hereto. The Underlying Debentures have the characteristics described in the prospectuses and the prospectus supplements (each, an "Underlying Debentures Prospectus") pursuant to which the Underlying Debentures were offered. The Underlying Debentures were issued pursuant to registration statements (each, together with all amendments and exhibits thereto, an "Underlying Debentures Registration Statement"), filed by the Underlying Issuers with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Distributions of interest are required to be made on the Underlying Debentures semi-annually on the [___] day of each [___] and [___], commencing on [___], or if such day is not a Business Day, on the next succeeding Business Day, and repayment of principal is required to be made on [___] (the "Final Scheduled Distribution Date").

     This Prospectus sets forth material terms with respect to the Underlying Debentures, but does not provide detailed information with respect thereto. This Prospectus relates only to the Certificates offered hereby and is not an offering document for the Underlying Debentures. All disclosure contained herein with respect to the Underlying Debentures is derived from publicly available documents described above. Each Underlying Issuer is subject to the information reporting requirements of the Exchange Act. Accordingly, each Underlying Issuer is obligated to file reports and other information with the Commission. Information contained in such documents and reports is as of the date(s) stated therein, and comparable information, if given as of the date hereof, may be different. There can be no assurance that events affecting the Underlying Debentures or the Underlying Issuers have not occurred, which have not yet been publicly disclosed, which would affect the accuracy or completeness of the publicly available documents described above.

Ratings

     Each of the Underlying Debentures have been rated by Moody's Investors Service, Inc. ("Moody's") and by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies ("S&P"). The respective ratings of Moody's and S&P, as of the Closing Date, for each of the Underlying Debentures have been set forth in Appendix A. Any rating of the Underlying Debentures is not a recommendation to purchase, hold or sell such Underlying Debentures or the Certificates, and there can be no assurance that a rating will remain for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency if in its judgment circumstances in the future so warrant.

The Underwriter and the Underlying Issuers

     From time to time, Salomon Smith Barney Inc. (the "Underwriter") may be engaged by an Underlying Issuer as an underwriter or a placement agent, in an advisory capacity or in other business arrangements. In addition, the Underwriter or another affiliate of the Depositor may make a market in other outstanding securities of an Underlying Issuer.

Underwriter's Profits

     You will not pay any sales load in connection with purchases of Certificates from the Underwriter in the initial public offering. If the Underwriter sells you Certificates in the secondary market, the Underwriter may charge you sales charges and certain other fees and may realize profits or sustain losses in the amount of any difference between the prices at which it buys Certificates and the prices at which it resells these Certificates. Cash, if any, made available by buyers of Certificates to the Underwriter prior to the Closing Date for the purchase of Certificates may be used in the Underwriter's business to the extent permitted by Rule 15c3-3 under the Exchange Act and may be of benefit to the Underwriter.

                         DESCRIPTION OF THE CERTIFICATES

General

     The Certificates will be issued pursuant to the terms of the Trust Agreement. The following summary as well as other pertinent information included elsewhere in this Prospectus describes material terms of the Certificates and the Trust Agreement, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Certificates and the Trust Agreement.

     The Certificates will be denominated and distributions with respect thereto will be payable in United States Dollars. The Certificates represent in the aggregate the entire beneficial ownership interest in the Trust. The property of the Trust will consist of (i) the Underlying Debentures and (ii) all payments on or collections in respect of the Underlying Debentures accrued on or after the Closing Date, together with any proceeds thereof. The property of the Trust will be held for the benefit of the Certificateholders by the Trustee. Each [$_____ ] principal amount of Certificates represents [$_____ ] principal amount of each Underlying Debenture.

     All distributions to Certificateholders will be made only from the property of the Trust as described herein. The Certificates do not represent an interest in or obligation of the Depositor, any Underlying Issuer, the Trustee, the Underwriter, or any affiliate if any thereof. Interest and principal payments on the Underlying Debentures are payable solely by the respective Underlying Issuers. The Underlying Issuers are subject to laws permitting bankruptcy, liquidation, moratorium, reorganization or other actions which, in the event of financial difficulties of an Underlying Issuer, could result in delays in payment, partial payment or non-payment of the Certificates relating to the Underlying Debentures. If a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will make an in-kind distribution of such Underlying Debenture to the holders of Certificates on a pro rata basis according to the principal amount of Certificates held.

     [The Certificates have been approved for listing on the New York Stock Exchange under the symbol "__", subject to official notice of issuance.]

Distributions

     Each Certificate evidences the right to receive, to the extent received on the Underlying Debentures, a semi-annual distribution of interest on [___] and [___] of each year, commencing [___], and a distribution of principal on [___] or if any such day is not a Business day, the next succeeding Business Day. For purposes of the foregoing, "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

Redemption Right

     A holder of the Certificates may redeem its Certificates for its pro rata share of the Underlying Debentures by delivering a proper notice of redemption and Certificates in minimum denominations or integral multiples thereof to the Trustee during the Trustee's normal business hours. In certain instances, the Trustee may require additional documents. At the time of the redemption, the holder must pay the Trustee's fees and expenses incurred in connection with the redemption. A redeeming Certificateholder should receive the Underlying Debentures no later than the Business Day after the Trustee receives a proper notice of redemption. Certificates may be redeemed only in minimum denominations. Certificates cannot be redeemed for cash.

     Redemptions may be suspended or payment postponed if it is impossible or illegal to complete the transaction.

Issuance of Additional Certificates Upon Deposit of Additional Underlying Debentures

     At any time after the initial offering, a person may deposit the required principal amount of each of the Underlying Debentures with the Trustee during the Trustee's normal business hours in exchange for Certificates in a principal amount equal to sum of the principal amounts of the Underlying Debentures deposited with the Trustee. At the time of the deposit, the person making the deposit must pay the Trustee's fees and expenses incurred in connection with the deposit. Holders should receive the Certificates no later than the Business Day after the Trustee receives a proper notice of deposit and delivery of the Underlying Debentures. Any such additional Certificates issued will rank pari passu with the initial Certificates.

Trustee Fees Upon Redemption of Certificates or Issuance of Additional Certificates

     The Trustee may charge a fee to holders of Certificates for processing a redemption of Certificates, and may charge a fee to persons who deposit Underlying Debentures to the Trust in exchange for Certificates. Such fee is presently $__ per redemption or deposit, but may be increased in the future.

In-Kind Distribution of Underlying Debenture Following Rating Downgrade, Payment Default or Acceleration

     If a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will promptly give notice to The Depository Trust Company ("DTC") or, for any Certificates which are not then held by DTC or any other depository, directly to the registered holders of the Certificates thereof. Such notice shall set forth (i) the identity of the issue of

Underlying Debenture with respect to which the Rating Downgrade, Payment Default or Acceleration occurred, (ii) the date and nature of such Rating Downgrade, Payment Default or Acceleration, (iii) the amount of the interest or principal in default, if any, and (iv) any other information which the Trustee may deem appropriate. The Trustee shall also make an in-kind distribution of the Underlying Debenture with respect to which the Rating Downgrade, Payment Default or Acceleration occurred to holders of Certificates on a pro rata basis according to the principal amount of Certificates held.

     A "Rating Downgrade" means the long term credit rating of an Underlying Debenture is reduced to "__" or lower by Moody's or "__" or lower by S&P, or either of such ratings is suspended or withdrawn. A "Payment Default" means a default in the payment of any amount due on an Underlying Debenture after the same becomes due and payable (and the expiration of any applicable grace period on such Underlying Debenture). An "Acceleration" means the acceleration of the maturity of an Underlying Debenture after the occurrence of any default on such Underlying Debenture other than a Payment Default.

Book-entry Certificates

     All Certificates will be deposited with, or on behalf of, DTC, and registered in the name of a nominee of the Depositary.

     DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among the institutions that have accounts with DTC ("participants") in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's system is also available to other entities, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and Indirect Participants.

     Upon the issuance of Certificates, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Certificates to the accounts of its participants. The accounts to be accredited will be designated by the Underwriter. Ownership of beneficial interests in Certificates will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in Certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for the Certificates or by participants or persons that hold through participants.

     So long as DTC or its nominee is the owner of the Certificates, DTC or such nominee, as the case may be, will be considered the sole Certificateholder for all purposes. Except as set forth below, owners of beneficial interests in Certificates will not be entitled to have any of the individual Certificates registered in their names, will not receive or be entitled to receive physical delivery of any such Certificates and will not be considered the Certificateholder thereof under the Trust Agreement governing such Certificates. Because DTC can only act on behalf of its participants, the ability of a holder of any Certificate to pledge that Certificate to persons or entities that do not participate in the Depository's system, or to otherwise act with respect to such Certificate, may be limited due to the lack of a physical certificate for such Certificate.

     Distributions of principal of and any interest on Certificates will be made to DTC or its nominee, as the case may be, as the Certificateholder. None of the Depositor, the Trustee or any other person will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in Certificates or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Depositor expects that DTC, upon receipt of any distribution of principal or interest in respect of Certificates, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount as shown on the records of DTC. The Depositor also expects that payments by participants to owners of beneficial interests held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Depositor within ninety days, an owner of a beneficial interest in a Certificate will be entitled to physical delivery of the Certificate equal in principal amount to such beneficial interest and to have such Certificate registered in its name.


                       DESCRIPTION OF THE TRUST AGREEMENT

General

     The assets of the Trust created under the Trust Agreement will consist of
(i) the Underlying Debentures and (ii) all payments on or collections in respect of the Underlying Debentures due after the Closing Date. The following summaries of certain provisions of the Trust Agreement do not purport to be complete and are subject to the detailed provisions contained in the form of Trust Agreement, to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein.

The Trustee

     U.S. Bank Trust National Association, a national banking association, will act as Trustee for the Certificates and the Trust pursuant to the Trust Agreement. The Trustee's offices are located at 100 Wall Street, Suite 1600, New York, New York 10005 and its telephone number is (212) 361-2500. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

     The Trust Agreement will provide that the Trustee and any director, officer, employee or agent thereof will be indemnified by the Trust and held harmless against any loss, liability or expense incurred in connection with any legal action relating to the Trust Agreement or the Certificates or the performance of the Trustee's duties under the Trust Agreement, other than any loss, liability or expense that (i) constitutes a specific liability of the Trustee under the Trust Agreement or (ii) was incurred by reason of willful misfeasance, bad faith or negligence in the performance of the Trustee's duties under the Trust Agreement or as a result of a breach, or by reason of reckless disregard, of the Trustee's obligations and duties under the Trust Agreement.

     Pursuant to the Trust Agreement, as compensation for the performance of its duties under such agreement, the Trustee shall be entitled to payment of Trustee fees and reimbursement of expenses by the Depositor pursuant to a separate agreement with the Depositor, but shall not have any claim against the Trust with respect thereto.

Event of Default

     There are no events of default with respect to the Certificates. However, if a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will make an in-kind distribution of such Underlying Debenture to holders of the Certificates. See "Description of the Certificates--In-Kind Distribution of Underlying Debenture Following Rating Downgrade, Payment Default or Acceleration."

Voting Rights

     The Certificateholders will have 100% of the total voting rights as specified in the Trust Agreement (the "Voting Rights"). All Voting Rights with respect to the Certificates will be allocated in proportion to the respective principal balances of the then-outstanding Certificates held by such Certificateholders on any date of determination.

Voting of Underlying Debentures

     The Trustee, as holder of the Underlying Debentures, has the right to vote and give consents and waivers in respect of such Underlying Debentures as permitted by the depositary with respect thereto and except as otherwise limited by the Trust Agreement. In the event that the Trustee receives a request from an Underlying Issuer for its consent to any amendment, modification or waiver of the related Underlying Debenture or any document relating thereto, or receives any other solicitation for any action with respect to the Underlying Debenture, the Trustee shall mail a notice of such proposed amendment, modification, waiver or solicitation to each Certificateholder of record as of such date. The Trustee shall request instructions from the Certificateholders as to whether or not to consent to or vote to accept such amendment, modification, waiver or solicitation. The Trustee shall consent or vote, or refrain from consenting or voting, in the same proportion (based on the relative principal balances of the Certificates) as the Certificates of the Trust were actually voted or not voted by the Certificateholders thereof as of a date determined by the Trustee prior to the date on which such consent or vote is required; provided, however, that, notwithstanding anything to the contrary stated herein, the Trustee shall at no time vote in favor of or consent to any matter (i) which would alter the timing or amount of any payment on the Underlying Debenture, including, without limitation, any demand to accelerate an Underlying Debenture or (ii) which would result in the exchange or substitution of any Underlying Debenture pursuant to a plan for the refunding or refinancing of such Underlying Debenture, except in each case with the unanimous consent of the Certificateholders and subject to the requirement that such vote or consent would not, based on an opinion of counsel, materially increase the risk that the Trust would fail to qualify as a grantor trust for federal income tax purposes. The Trustee shall have no liability for any failure to act resulting from Certificateholders' late return of, or failure to return, directions requested by the Trustee from the Certificateholders.

Notices

     All notices regarding registered Certificates will be mailed to the registered owners thereof as their names appear in the Certificate Register.

Modifications or Amendments

     The Trust Agreement may be amended without notice to or consent of the Certificateholders, for certain purposes including (i) to cure any ambiguity,
(ii) to correct or supplement any provision therein which may be inconsistent with any other provision therein, (iii) to add to the covenants, restrictions or obligations of the Depositor or the Trustee for the benefit of the Certificateholders, (iv) to add, change or eliminate any other provisions with respect to matters or questions arising under such Trust Agreement, so long as the Trustee has received written confirmation from each agency then rating the Certificates that such amendment will not cause such rating agency to reduce or withdraw the then current rating thereof, or (v) to comply with any requirements imposed by the Code or by the Commission or other governmental authority. Without limiting the generality of the foregoing, the Trust Agreement may also be modified or amended from time to time with the consent of the holders of a majority of the principal amount of the Certificates outstanding that are materially adversely affected by such modification or amendment. No such modification or amendment may, however, (i) reduce in any manner the amount of or alter the timing of, distributions or payments which are required to be made on any Certificate without the consent of the holder of such Certificate or (ii) reduce the aforesaid percentage required for the consent to any such amendment without the consent of the holders of all Certificates then outstanding. Investors will be notified of the substance of any amendment.

     Holders of a majority of the principal amount of the Certificates outstanding may, on behalf of all Certificateholders, (i) waive compliance by the Depositor or the Trustee with certain restrictive provisions, if any, of the Trust Agreement before the time for such compliance and (ii) waive any past default under the Trust Agreement with respect to Certificates, except a default in the failure to distribute amounts received as principal of (and premium, if any) or any interest on any such Certificate and except a default in respect of a covenant or provision the modification or amendment of which would require the consent of the holder of each outstanding Certificate affected thereby.

Resignation of Trustee

     The Trustee may resign upon notice to the Depositor. The Trustee may be removed by investors holding a majority of the Certificates at any time or by the Depositor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if the Depositor determines in good faith that its replacement is in the best interest of Certificateholders. The resignation or removal of the Trustee will only become effective upon acceptance of appointment by a successor. If the Trustee resigns or is removed, the Depositor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

Termination of the Trust

     The Trust shall terminate upon (i) the payment in full at maturity of all Underlying Debentures or (ii) the distribution in kind of the Underlying Debentures upon the tender of 100% of the Certificates in exchange for 100% of the Underlying Debentures.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Willkie Farr & Gallagher, counsel to the Depositor, is of the opinion that under existing law (1) the Trust will be a grantor trust and not a partnership or an association taxable as a corporation; and (2) your Certificates will represent beneficial interests in the Underlying Debentures. For information reporting purposes, interest payments on the Underlying Debentures will be reported to you (and the Internal Revenue Service) as interest and not original issue discount and will be included in your income as it is paid (or, if you are an accrual method taxpayer, as it is accrued) as interest (and not as original issue discount).

                             METHOD OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement, dated as of ______ __, 2000 (the "Underwriting Agreement"), the Depositor has agreed to sell, and Salomon Smith Barney Inc., an affiliate of the Depositor, has agreed to purchase, the Certificates. The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase all Certificates offered hereby if any of such Certificates are purchased.

     The Depositor has been advised by the Underwriter that it proposes initially to offer to Certificates to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of ___% . After the initial public offering, the public offering price and the concessions may be changed.

     During and after the offering, the Underwriter may purchase and sell the Certificates in the open market in transactions in the United States. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created in connection with the offering. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Certificates sold in the offering for their account may be reclaimed by the Underwriter if such Certificates are repurchased by the Underwriter in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Certificates, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

     The Underwriting Agreement provides that the Depositor will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter is an affiliate of the Depositor, and the participation by the Underwriter in the offering of the Certificates complies with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. regarding underwriting securities of an affiliate. The Underwriter's principal executive offices are located at 388 Greenwich Street, New York, New York 10013.

                                     RATINGS

     It is a condition to the establishment of the Trust and the issuance of the Certificates that the Certificates be rated "___" and "___" by Moody's and S&P, respectively. The ratings of Moody's and S&P with respect to each of the Underlying Debentures, as of the date hereof, are set forth on Appendix A.

     The ratings address the likelihood of the receipt by Certificateholders of payments required under the Trust Agreement, and are based primarily on the credit quality of the Underlying Debentures.

     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by S&P and Moody's. Each security rating should be evaluated independently of any other security rating.

     The Depositor has not requested a rating on the Certificates by any rating agency other than S&P and Moody's. However, there can be no assurance as to whether any other rating agency will rate the Certificates, or, if it does, what rating would be assigned by any such other rating agency. A rating on the Certificates by another rating agency, if assigned at all, may be lower than the ratings assigned to the Certificates by the S&P and Moody's.

                               RECORDS AND REPORTS

     The Trustee keeps a current list of the Underlying Debentures, a copy of the Trust Agreement, and records of redemptions and additional issuances of Certificates, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee will include a statement of the interest and any other amounts being distributed. The Trustee will send each registered holder an annual report summarizing the transactions in the Trust's accounts and amounts distributed during the year, the Underlying Debentures held, the number of Certificates outstanding at year end, the interest received and "original issue discount" accrued by the Trust on the Underlying Debentures, if any, and any fees and expenses paid by the Trust. The fiscal year of the Trust is the calendar year. The Trustee will also furnish annual information returns to each investor through DTC and to the Internal Revenue Service. The Trust's accounts are audited annually by independent accountants selected by the Depositor. Audited financial statements are available from the Trustee on request.

                                  MISCELLANEOUS

     The legality of the Certificates has been passed upon for the Depositor and the Underwriter by Willkie Farr & Gallagher, New York, New York.

     The Statement of Condition set forth on Appendix B was audited by _____________, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

     The Depositor and the Underwriter will not be liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, gross negligence or reckless disregard of duty.

                                 INDEX OF TERMS

Acceleration................................................................ 23
Business Day................................................................ 22
Certificateholders.......................................................... 18
Closing Date................................................................ 18
Commission.................................................................. 17
Depositor................................................................... 18
DTC......................................................................... 22
Exchange Act................................................................ 19
Final Scheduled Distribution Date........................................... 12
Moody's..................................................................... 20
Payment Default............................................................. 23
Rating Downgrade............................................................ 23
S&P......................................................................... 20
Securities Act.............................................................. 20
Trust....................................................................... 18
Trust Agreement............................................................. 18
Underlying Debentures....................................................... 18
Underlying Debentures Prospectus............................................ 20
Underlying Debentures Registration Statement................................ 20
Underlying Issuers.......................................................... 13
Underwriter................................................................. 20
Underwriting Agreement...................................................... 27
Voting Rights............................................................... 25

                                                                      APPENDIX A

                    DESCRIPTION OF THE UNDERLYING DEBENTURES

-------------------------------- -------- --------- -------- -------- ---------
Issuer:
-------------------------------- -------- --------- -------- -------- ---------
Underlying Debentures:
-------------------------------- -------- --------- -------- -------- ---------
Maturity Date:
-------------------------------- -------- --------- -------- -------- ---------
Original Principal Amount
Issued:
-------------------------------- -------- --------- -------- -------- ---------
CUSIP No.:
-------------------------------- -------- --------- -------- -------- ---------
Stated Interest Rate:
-------------------------------- -------- --------- -------- -------- ---------
Interest Payment Date:
-------------------------------- -------- --------- -------- -------- ---------
Principal Amount of Underlying
Debentures Deposited Under
Trust Agreement:
-------------------------------- -------- --------- -------- -------- ---------
Registration Statement No.
-------------------------------- -------- --------- -------- -------- ---------
Ratings:
-------------------------------- -------- --------- -------- -------- ---------


     The above summary is qualified in its entirety by reference to the applicable Underlying Debentures Prospectus. Neither the Depositor nor any of its affiliates make any representation about the completeness, accuracy or timeliness of information in any Underlying Debentures Prospectus.

Available Information

     Each Underlying Issuer is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by an Underlying Issuer with the Commission pursuant to the informational requirements of the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, John C. Kluczynski Federal Building, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be maintained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, on which one or more of the Underlying Issuer's securities are listed.

                                                                      APPENDIX B

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Depositor, the Trustee and Certificateholders of TIERSSM Corporate-Backed Trust, Series 1 (the "Trust"):

     We have audited the accompanying Statement of Condition and the related portfolio of Underlying Debentures set forth in the Prospectus of the Trust as of April __, 2000. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Trust as of April __, 2000 in conformity with generally accepted accounting principles.

[Name of Auditor]
[Address of Auditor]


April __, 2000



                   STATEMENT OF CONDITION AS OF APRIL __, 2000

TRUST PROPERTY
Investments--Underlying Debentures(1)                       $

INTEREST OF HOLDERS
Interest of Holders of _____ Certificates


------------------

         (1)      Aggregate cost to the Trust of the Underlying Debentures

                                     PART II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

     I. Bonding arrangements of the Underwriter are incorporated by reference to Items A and B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933: (Reg. No. 333-08241).

     II. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits to the Registration Statement on Form S-3 under the Securities Act of 1933 (Reg. No. 33-55860).

     III. Information as to Officers and Directors of the Depositor:

------------------------- ------------------------------- ---------------------
Name                      Title                           Address (All Persons)
------------------------- ------------------------------- ---------------------
Marcy Engel               Director                        Structured Products Corp.
                                                          390 Greenwich Street - 6th Floor
                                                          New York, New York 10013

Martin J .Gruber          Director

Nathaniel H. Leff         Director

Andrew W. Alter           Secretary

Timothy Beaulac           President

Nazareth A. Festekjian    Vice President and
                          Finance Officer

Bradley J. Gans           Assistant Secretary,
                          Assistant Vice President and
                          Finance Officer

Mark I. Kleinman          Vice President, Treasurer
                          Vice President, Treasurer
                          and Finance Officer

Marwan A. Marshi          Vice President and
                          Finance Officer

Matthew R. Mayers         Assistant Secretary,
                          Assistant Vice President
                          and Finance Officer
Philip U. Tremmel
                          Assistant Vice President
                          and Finance Officer

B. The Internal Revenue Service Employer Identification Numbers of the Depositor and Trustee are as follows:

     Structured Products Corp.................................  13-3692801
     U.S. Bank Trust National Association, Trustee............  12-3781471

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet.

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

     The undertaking to file reports.

     The signatures.

     Written consents of the following persons:

          Willkie Farr & Gallagher (included in Exhibit 3.2)
          ____________________ (included in Exhibit 5.1)

The following exhibits:

1.1    --Form of Trust Agreement**
1.2    --Not applicable
1.3(a) --Form of Underwriting Agreement between the Depositor and
         Salomon Smith Barney Inc.**
1.3(b) --Not applicable
1.3(c) --Not applicable
1.4    --Not applicable
1.5    --Form of Certificate.**
1.6    --Certificate of Incorporation and By-laws of the Depositor.**
1.7    --Not applicable
1.8    --Not applicable
1.9    --Not applicable
1.10   --Not applicable
*1.11  --Code of ethics under Rule 17j-1 of the Trust and the Depositor.
*2     --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings "Certain Federal Income Tax Considerations" and "Miscellaneous" in the Prospectus.
3      --Not applicable
4      --Not applicable
*5     --Consent of independent accountants.
6      --Power of attorney
--------------
 *To be filed by amendment.
**Incorporated by reference from the Registration Statement on Form S-3
  (File No. 33-55860).

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and condition of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereinafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 19TH DAY OF APRIL, 2000.

     A majority of the members of the Board of Directors of Structured Products Corp. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        STRUCTURED PRODUCTS CORP.


                                        By: /s/ Matthew R. Mayers
                                            ------------------------------
                                            Name: Matthew R. Mayers
                                            Title: Assistant Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                                                                     Date
                                                                     ----

              *                                                 April 19, 2000
------------------------------
Name:  Martin J. Gruber
Title: Director


              *                                                 April 19, 2000
------------------------------
Name:  Nathaniel H. Leff
Title: Director


              *                                                 April 19, 2000
------------------------------
Name:  Marcey Engel
Title: Director


              *                                                 April 19, 2000
------------------------------
Name:  Timothy Beaulac
Title: President (Principal
       Executive Officer)

              *                                                 April 19, 2000
------------------------------
Name:  Mark I. Kleinman
Title: Treasurer (Principal
       Financial Officer and
       Accounting Officer)


* The undersigned, by signing his name hereto, does hereby sign this Registration Statement on behalf of each of the persons indicated above pursuant to a power of attorney filed as Exhibit 6 of the Registration Statement.

                                        By: /s/ Matthew R. Mayers
                                            ------------------------------
                                            Name: Matthew R. Mayers
                                            Title: Assistant Vice President

Dated April 19, 2000